UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

One Stop Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68247W109

(CUSIP Number)

Steve D. Cooper

2235 Enterprise Street, Suite 110

Escondido, California 92029

(760) 745-9883

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Steve D. Cooper
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 680,000
	8.	Shared Voting Power 2,930,394
	9.	Sole Dispositive Power 680,000
	10.	Shared Dispositive Power 2,930,394

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,590,394
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.2% (1)
14.	Type of Reporting Person IN

(1)

Assumes 14,864,167 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 14,184,167 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2018, and including the additional (i) 645,000 option shares held by the Reporting Person which have vested as of the date of this statement on Schedule 13D, and (ii) assuming the vesting of an additional 30,000 option shares and 5,000 restricted stock units held by the Reporting Person which will vest within sixty (60) days of this statement on Schedule 13D.

1.	Names of Reporting Persons. The Cooper Revocable Trust dated April 25, 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,930,394
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,930,394

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,930,394
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.7%(1)
14.	Type of Reporting Person OO

(1)

Assumes 14,184,167 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 14,184,167 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2018.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of One Stop Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2235 Enterprise Street, Suite 100, Escondido, California 92029.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Steve D. Cooper and The Cooper Revocable Trust dated April 25, 2001 (the “Reporting Persons”).

(b)	The Reporting Persons’ address is: 2235 Enterprise Street, Suite 100, Escondido, CA 92029.

(c)	Steve D. Cooper is an executive officer and director of Issuer.

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Cooper is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Steve D. Cooper is the chief executive officer, president and member of the board of directors of the Issuer.

Prior to the Issuer’s initial public offering (“IPO”), the Reporting Persons holdings consisted of (i) 2,988,116 shares of common stock held by The Cooper Revocable Trust dated April 25, 2001, and (ii) 732,500 shares of common stock that Mr. Cooper had the right to acquire from the Issuer within 60 days of January 11, 2018 pursuant to exercise of stock options. Steve Cooper shares joint voting and investment control of The Cooper Revocable Trust dated April 25, 2001 with his wife Lori Cooper. Mr. Cooper serves as chief executive officer, president and member of the board of directors.

On February 9, 2018, the underwriters of the Issuer’s IPO partially exercised their over-allotment option to purchase 100,000 shares of common stock from The Cooper Revocable Trust, dated April 25, 2001. The transaction closed on February 9, 2018.

On March 9, 2018, Mr. Cooper exercised an option to purchase 100,000 shares of common stock by “net exercise.” Mr. Cooper received 38,580 shares of common stock on net exercise, forfeited 16,393 shares of common stock underlying the option in payment of the exercise price and 45,027 shares of common stock to cover tax withholdings, using the closing stock price on March 9, 2018 of $6.10 per share.

On April 11, 2018, Mr. Cooper was granted 30,000 Restricted Stock Units (“RSU”). Each RSU represents a contingent right to receive one share of OSS common stock. The closing price of OSS on April 11, 2018 was $4.17. Prior to the Initial Vesting Date, the Vested Ratio shall be zero. On the Initial Vesting Date, the Vested Ratio shall be 1/12, provided the Grantee’s service has not been terminated prior to the Initial Vesting Date. For each quarter of Grantee service from the Initial Vesting Date until the Vested Ratio equals 1/1, the Vested Ratio shall be increased by 1/12. This Restricted Stock Unit will be fully vested after three (3) years of service.

On August 28, 2018, 2,500 RSU’s held by Mr. Cooper vested and were exercised by net exercise. Mr. Cooper received 1,825 shares of common stock on net exercise and forfeited 675 shares of common stock underlying the RSU in payment of the exercise price, using the closing stock price on August 28, 2018 of $4.70 per share.

On October 29, 2018, 2,500 RSU’s held by Mr. Cooper vested and were exercised by net exercise. Mr. Cooper received 1,873 shares of common stock on net exercise and forfeited 627 shares of common stock underlying the RSU in payment of the exercise price, using the closing stock price on October 29, 2018 of $3.54 per share.

As of the date of this Schedule 13D, 25,000 RSU’s remain unvested and unexercisable, 5,000 of which will vest and become exercisable within 60 days of the date of this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons are considered control persons of the Issuer by virtue of Steve D. Cooper’s status as an executive officer and director of the Issuer. The securities of the Issuer were acquired by the Reporting Persons for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Schedule 13D, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 3,590,394 shares. The Common Stock held by the Reporting Persons represents approximately 24.1% of the Common Stock outstanding of Issuer as of October 31, 2018.

(b) Mr. Cooper has sole voting and dispositive power over the shares of common stock of which he owns individually. Mr. Cooper shares joint voting and investment control over the shares of common stock owned by The Cooper Revocable Trust dated April 25, 2001 with his wife Lori Cooper.

(c) See Item 3, above.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 3 and Item 5 of this Schedule 13D, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Notice of Grant of Restricted Stock Unit, dated April 11, 2018.

Exhibit 3*	One Stop Systems, Inc. 2017 Stock Equity Incentive Plan and related form agreements.

*

Filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-222121) filed with the Securities and Exchange Commission on December 18, 2017 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVE D. COOPER

February 15, 2019
Date

/s/ Steve D. Cooper
Signature

Steve D. Cooper
Name/Title

THE COOPER REVOCABLE TRUST DATED APRIL 25, 2001

February 15, 2019
Date

/s/ Steve D. Cooper
Signature

Steve D. Cooper, Co-Trustee
Name/Title